Exhibit (a)(5)

                 CLAYTON L. MATHILE ANNOUNCES COMMENCEMENT OF
              ADDITIONAL OFFER PERIOD FOR PARTIAL CASH TENDER OFFER
               FOR SHARES OF AREL COMMUNICATIONS AND SOFTWARE LTD.

Dayton, Ohio -- (Business Wire) -- June 21, 2004 -- Clayton L. Mathile announced today that, as required by Israeli law and as contemplated in his Offer to Purchase filed with the U.S. Securities and Exchange Commission, he is extending the expiration date of his previously announced cash tender offer to purchase 656,424 ordinary shares, par value NIS 0.001 per share, or such greater number of shares that will represent 5% of the total voting rights of Arel Communications and Software Ltd. (Nasdaq: ARLC) outstanding as of the expiration of the offer, at $4.75 per share, net to the seller in cash, without interest, by an additional period of four calendar days (such extended tender offer period constituting the "Additional Offer Period"). As a result of the extension, the tender offer will now expire at 5:00 p.m., New York time, on Friday, June 25, 2004, unless Mr. Mathile further extends the offer.

Mr. Mathile also announced that all conditions to the offer have been satisfied to date, but noted that, as stated in the Offer to Purchase, his purchase of tendered shares is conditioned on, among other things, there being properly tendered and not withdrawn prior to the expiration of the additional four calendar-day period at least a number of shares that represents 5% of the outstanding voting rights of Arel.

According to a preliminary count by the Depositary for the offer, as of 5:00 p.m., New York time, on June 21, 2004, approximately (1) 8,082,505 shares had been validly tendered and not withdrawn and (2) 200 shares were represented by notices of objection to the offer.

IMPORTANT INFORMATION:
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any ordinary shares of Arel. The tender offer that is referred to in this press release will only be made pursuant to the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders should read the tender offer documents, including any amendments and supplements thereto, which were filed by Clayton L. Mathile with the U.S. Securities and Exchange Commission (SEC). The tender offer documents contain important information that shareholders should consider before making any decision regarding tendering their shares. Shareholders are able to obtain these documents, without charge, at the SEC's Web site (www.sec.gov) or by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885.

FORWARD-LOOKING STATEMENTS:
This press release contains forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Arel. Clayton L. Mathile undertakes no obligation (and expressly disclaims any such obligation) to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.